Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 4, 2013

iPath® Exchange Traded Notes

iPath® Fixed Income ETNs

Targeted Exposure To US

Treasury Yield

Barclays

iPath® Fixed Income ETNs

iPath

A suite of 10 iPath® exchange-traded notes that seek to provide a targeted exposure to the movement of a US Treasury Yield or the US Treasury yield curve.

- Linked to indices tracking returns of a notional investment in US Treasury futures contracts
- Seek to make yield investable: target (but do not guarantee) a constant exposure to changes in specific points of the US Treasury yield curve
- Can be used to take a view on:
  - an increase or decrease in specific points on the yield curve
  - the steepening or flattening of the yield curve.
- Can be used to decrease a portfolio's sensitivity to changes in the yield curve
- Constant exposure structure avoids the need of daily rebalancing typical of leveraged/inverse ETFs
- Investor fee[1]: 0.75% per annum

2Y	DTUL 2Y Bull ETN
	DTUS 2Y Bear ETN
5Y	DFVL 5Y Bull ETN
	DFVS 5Y Bear ETN
10Y	DTYL 10Y Bull ETN
	DTYS 10Y Bear ETN
Long Bond	DLBL Long Bond Bull ETN
	DLBS Long Bond Bear ETN
2Y/10Y	STPP Steepener ETN
	FLAT Flattener ETN

The investor fee for each ETN will equal (1) the closing indicative value on the immediately preceding calendar day times (2) 0.75% divided by (3) 365. Because the daily investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the daily investor fee accumulates over time and is subtracted at a rate of 0.75% per year. In addition, an index rolling cost of $0.005 or $0.10 per ETN (depending on the series of ETN) will be charged on each "roll day", representing a net effect of $0.06 or $0.12 (depending on the series of ETN) per year.

Page 2

BARCLAYS

iPath®

Barclays

iPath ® Exchange-Exchange Traded Notes

iPath® Exchange Traded Notes (“ETNs”) are senior, unsecured debt securities seeking to provide access to hard-to-reach assets or strategies.

• Listed on the NYSE Arca Exchange

• Can be redeemed on a daily basis directly to the issuer1

• Linked to the performance of an index, minus fees and costs

• No tracking error to the index2

• Issued by Barclays Bank PLC

• Payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

1 Subject to conditions 50 000 details

1.certain terms and conditions, including a minimum size of 50,000. See the applicable prospectus for details.

2. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

iPath®

Barclays

iPath® Platform

iPath is a leading US exchange traded notes (ETNs) platform with commodity, volatility, equity, fixed income, and currency offerings used by a broad range of clients Institutional Wealth Management Retail

• Efficient access to futures markets

• Tradable index-linked structured

• Currency, Commodity, Emerging

Markets and Volatility

• Access to hard-to-reach asset classes

• Easy to use investment investment

• Short-term views /cash management

• Cost efficient

• Liquidity and ease of exit

y

• Leveraged and inverse exposures 73 5 731

US Listed iPath ETNs Asset Classes Billion dollars in total

iPath® trading since 10 35 launch

Percent market share of US ETNs

$10,000,000,000

Peak Notional Outstanding (03 / 2011)

As of 12/31/2012.

Sources: Barclays, Bloomberg

iPath® Exchange Traded Notes

Barclays

Bull and Bear iPath® Fixed Income ETNs

iPath

Target (but does not guarantee to deliver) a fixed relationship to changes in yield of the relevant CTD bond, for small changes in yield across short time intervals:

iPath® bull ETNs:

DTUL	DFVL	DTYL	DLBL
2Y bull	5Y bull	10Y bull	Long Bond bull

Cheapest to Deliver ("CTD") Bond	Index Response Target[1]	Expected Change in ETN Value[2]
Yield Increases 0.01%	Index loses 1 point	ETN loses $0.10
Yield decreases 0.01%	Index gains 1 point	ETN gains $0.10

iPath® bear ETNs:

DTUS	DFVS	DTYS	DLBS
2Y bear	5Y bear	10Y bear	Long Bond bear

CTD Bond	Index Response Target	Expected Change in ETN Value[2]
Yield Increases 0.01%	Index loses 1 point	ETN gains $0.10
Yield decreases 0.01%	Index gains 1 point	ETN loses $0.10

1. **The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve. Such objective is targeted for very short periods of time and small yield movements.**
For illustrative purposes only and not indicative of any specific investment outcome. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.
2. Before relevant fees and costs as described in the prospectus.

Page 6

BARCLAYS

iPath®

Barclays

Yield Tracking Performance

iPath® bull/bear ETNs seek to obtain $0.10 decrease/increase for each 0.01% increase in yield of the relevant CTD bond

• Historically, short-term tracking has been very high (see chart),

• Long-term tracking affected by factors such as futures roll yield/cost, difference in yield between on-the-run bond and CTD futures bond, price-yield convexity requiring monthly rebalancing, and ETN fees.

$3

$4

g

$ 0 101

Weekly change in value of DTYS vs on-the-run 7Y Treasury yield

$0

$1

$2

in DTYS Closing

icative Value

0.101

in average, $0.101 DTYS

change per 0.01% change of on-the-run 10Y yield

$

-$3

-$2

-$1

Change

Indi

-$4

-0.4% -0.2% 0.0% 0.2% 0.4%

Change in yield of 7Y on-the-run

Source: Bloomberg, 10/1/10–12/31/12, using weekly data. Past performance is not indicative of future results.

Please see the applicable prospectus for a description of how the relevant index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the mechanics of futures rolling and other important details and risk factors).

The Impact of Futures Roll Yield

Every quarter, the close-to-expiry futures contracts comprising an index are sold and replaced with next-to-expiry futures ("futures roll")

- In **contango**, a cheaper contract will be sold and a more expensive contract purchased, creating a negative "**roll cost**", which can negatively impact a long position in a futures contract
- In **backwardation**, a more expensive contract will be sold and a cheaper contract purchased, creating a positive "**roll yield**", which can positively impact a long position in a futures contract

Historically, US Treasury futures contracts tend to trade in backwardation, which tends to:

- **Positively** impacts the value of **Bull** ETNs
- **Negatively** impact the value of **Bear** ETNs

Futures curves as of 12/31/2012


2Y Futures Prices
5Y Futures Prices
10Y Futures Prices
Long Bond Futures Prices
Price
Date of Expiry
D-12
M-13
J-13
S-13
D-13
111
110
109
125
124
123
133
132
131
148
147
146
145

Source: Bloomberg, as of 9/28/12. **Past performance is not indicative of future results.**

Page 8

BARCLAYS

iPath® Fixed Income ETNs vs. Inverse U.S. Treasury ETFs

iPath

	iPath Fixed Income ETNs	Daily-reset inverse ETFs
Target exposure	$0.10 DV01 on 2Y, 5Y, 10Y or Long Bond futures	-100%,-200%, or -300% daily reset returns on Treasury Bonds
Reference Assets	US Treasury Futures Indices	US Treasury notes/bonds, either directly or using total return swaps
Target Performance (excl. fees)	Directly fixed to performance of index over any time period.	Daily return linked to index return. Returns over more than 1 day will differ and are path dependent with respect to the index.
Tracking difference[1]	Investor fees + daily rolling costs on roll days as defined by prospectus	Management fees plus trading/rebalancing cost.
Transparency	Index tracks known amount of underlying futures positions	Objective of ETF is known, but underlying positions are unknown
Structure	ETN	ETF
Registration	Securities Act of 1933	Investment Company Act of 1940
Principal Risk	Market risk and issuer credit risk	Market risk and credit risk on SWAP counterparty

1. Tracking difference indicates the difference between performance in the index and Net Asset Value of the ETF / Closing Indicative value of the ETN. Source, Bloomberg, since inception of each products.

Page 9

BARCLAYS

iPath® Bear ETNs to Mitigate Interest Rate Risk

iPath

- A bond portfolio tends to decrease in value for an increase in the relevant yield.
  - Interest rates exposure is often expressed as dollar value of one basis point ("**DV01**"): the expected change of a bond portfolio price for a change of 1basis point (0.01%) in yield.

- iPath® Bear ETNs seek to obtain a constant $0.1 DV01 per ETN:
  - They seek an increase of $0.1 per ETN for each increase of 0.01% in the yield of the relevant CTD bond[1].

- iPath® Bear ETNs may be used to help mitigate losses due to interest rates increase.
  - Investors often hedge an interest rates exposure by choosing ETNs that most closely matches the average duration of the portfolio:

	DTUS	DFVS	DTYS	DLBS
Duration of CTD contract[2] (as of 12/31/12)	2.0 years	5.4 years	7.2 years	11.9 years

1. Before relevant fees and costs as described in the prospectus.
2. Adjusted for conversion factor. Source: Bloomberg, 12/31/12

The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve.

For illustrative purposes only and not indicative of any specific investment outcome. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

Page 10

BARCLAYS

iPath®

Barclays

Example: DTYS and US Treasury

Hypothetical monthly dollar change for:

A. $1000 notional exposure to the Barclays US Treasury 5-10Y TR Index (“Bond Index”)

B. Investment in DTYS at prevailing indicative value (“DTYS”) with same interest rates exposure (as measured by DV01) as the Bond Index.

– The notional exposure to DTYS may be balanced to match the DV01 of the Bond Index, such as in the following example:

• DV01Bond Index = Average Duration x Notional / 10000

• DTYS number of ETNs (“NDTYS”) = DV01Bond Index / $0.1

• DTYS notional exposure = NDTYS x CIVDTYS

$20

$30

$40

mount

Bond Index

DTYS

-$20

-$10

$0

$10

Monthly Dollar A

Change

Source: Bloomberg, 8/31/10–12/31/12, using monthly data.

Past indicative of index. This example is for illustrative purposes only and

-$40

-$30

9/10

10/10

11/10

12/10

1/11

2/11

3/11

4/11

5/11

6/11

7/11

8/11

9/11

10/11

11/11

12/11

1/12

2/12

3/12

4/12

5/12

6/12

7/12

8/12

9/12

10/12

11/12

12/12

M

performance is not future results. One cannot invest directly in an does not represent any actual portfolio. Investors should consider their individual circumstances when making their investment decision in the

ETNs or any other product.

iPath®

Exchange Traded Notes

Barclays

iPath® Flattener and

Steepener p ETNs

FLAT and STPP

The iPath® US Treasury Flattener ETN ("FLAT") and the iPath® US Treasury Steepener ETN ("STPP") are linked to the Barclays US Treasury 2Y/10Y Yield Curve Index™ (the "Index")

- Index provides exposure to 2Y and 10Y US Treasury futures
- Index seeks to capture returns potentially available from a "steepening" or "flattening" of the US Treasury yield curve.


Steepening of the yield curve
Baseline yield curve
Flattening of the yield curve
Yield
Maturity
2Y
10Y
FOR ILLUSTRATIVE PURPOSES ONLY

US Treasury yield movement	Effect on yield curve	STPP expected value change[1] *Position in the Index: Long*	FLAT expected value change[1] *Position in the Index: Short*
2Y yield decreases 0.01% relative to 10Y yield	Steepening	Increase $0.10*	Decrease $0.10*
2Y yield increases 0.01% relative to 10Y yield	Flattening	Decrease $0.10*	Increase $0.10*

1. **The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve. The relationship is meant to approximate instantaneous changes in yield and index, and not long term changes.** Before relevant fees and costs as described by prospectus

Page 13

BARCLAYS

iPath®

Barclays

FLAT and STPP: Exposure

The index provides 23%

exposure to 2Y and 10Y US Treasury futures

S

contracts, tracking the returns of:

? A notional investment in a weighted “long” position in relation to 2-year Treasury futures contracts

77%

Short

position,

CBOT 10YR

UST Mar 13

? A notional investment in a weighted “short” position in relation to 10-year Treasury futures contracts

Index compositions and weights are rebalanced monthly.

Long position

CBOT 2YR UST Mar 13

Excluding fees and costs, an investment in the STPP or FLAT ETN is expected to provide similar returns as a combined investment in the corresponding bull and bear ETN reflected below:

STPP +

indicative value change = DTYS (10Y bear)

indicative value change

DTUL (2Y bull)

indicative value change

FLAT +

indicative value change = DTYL (10Y bull)

indicative value change

DTUS (2Y bear)

indicative value change

Source: Barclays, 12/31/2012 Page 14

iPath®

Barclays

STPP vs. DTYS

Both the indices underlying STPP and DTYS seek to provide short notional exposure to 10Y US

Treasury futures contracts. Additionally, the index underlying STPP seeks to provide long exposure to 2Y US Treasury futures:

STPP = DTUL (2Y bull)

+ DTYS (indicative value change 10Y bear)

indicative value change

indicative value change

• Historically, 2Y and 10Y US Treasury STPP d DTYS Cl i I di ti V l

futures have tended to trade in

backwardation

• Historically, exposure, $50

$55

$60

and Closing Indicative Value

Historical Performance

roll cost for short and

roll yield for long exposure

• If this trend continues, STPP may be an

appropriate vehicle to provide short $30

$35

$40

$45

pp p p STPP

exposure to 10Y US Treasury futures,

while potentially mitigating its roll cost with

long exposure to 2Y US Treasury futures. $20

$25

Aug-10 Feb-11 Aug-11 Feb-12 Aug-12

DTYS

Source: Bloomberg, 8/9/2010 – 12/31/2012

Past Performance is not indicative of future results.

iPath®

Barclays

Summary

Key Features

? The iPath® fixed income ETN suite seeks to make US Treasury yields investable

– The underlying indices track (but do not guarantee) constant dollar exposure to changes in yields

? STPP & FLAT: exchange-traded access to flattener and steepener yield curve strategies

? Operational Efficiency

– Linked to indices based on US Treasury futures, which have historically been highly liquid and transparent

– Operationally efficient: Eliminates need to manage options portfolio or rolling of futures contracts

Common Uses

? Execute tactical views on yield curve expectations

? Execute flattening/steepening strategy based on expectations of future economic cycles

? Implement hedging strategy to decrease a portfolio’s sensitivity to changes in the yield curve

Appendix

iPath®

Exchange Traded Notes

Barclays

iPath®

Barclays

Historical 18%

Range of US Treasury Yields

12%

14%

16%

6%

8%

10%

0%

2%

4%

6
8

0

2
4
6
8

0

2
4
6
8

0

2
4
6
8

0

2

? 10 Year yield: 1.76%

? 2 Year yield: 0.25%

As of December 31, 2012:

197

197

198

198

198

198

198

199

199

199

199

199

200

200

200

200

200

201

201

Historical minimum yields:

• 2Y: 0.15% on 9/19/2012

• 10Y: 1.47% on 7/31/2012

Source: Bloomberg, 6/30/76–12/31/12.

For illustrative purposes only. Past Performance is not indicative of future results.

iPath®

Barclays

US Treasury Futures

A US Treasury futures contract is an agreement to

buy/sell US Treasury notes or bonds at a fixed price

for physical settlement on a future date.

• Trading on the CME since 1977

• Historical high liquidity: average cumulative

volume greater than $300bn/day since 2011

• Quarterly contracts for six maturities are available

• Liquidity concentrated on front-month contracts

for 2Y, 5Y, 10Y and Long Bond

Conversion factor and CTD:

• At futures expiration, any contract within a pre-specified basket can be delivered

• To mitigate the difference between the value of the eligible-to-deliver contracts, prices are adjusted using a “conversion factor”

• The contract with lowest adjusted price is called cheapest to deliver (“CTD”)

Source: CME, Bloomberg, 12/30/1999-12/30/2011 Page 19

Indices Mechanics

The Indices track weighted positions in 2Y, 5Y, Monthly Weighting

10Y and Long bond US treasury futures

? Each Index targets but does not guarantee a

1.00 change in index level for each 1 basis

Futures Target

1.00 change in index level for each 1

basis point change in yield / spread

g

point change in the relevant yield or spread

– e.g., 2Y Index targets a decrease of 1.00 if the

2Y CTD yield increases by 1bp

T ft ihti

Identify

CTD

Price and characteristics of current

Cheapest to Deliver (CTD)

bond identified

? Treasury futures weightings

– Calculated and re-weighted monthly to maintain

the target exposure to changes in yield

– Rolled quarterly from front to next contract over

Futures

Duration

Calculate the Modified Duration of CTD

bond and adjusted by Futures expiry

weights calculated 3 days before the delivery month

? Index returns are calculated using CME

futures closing prices

Cycle

Weight

Index according to

futures contract prices and Modified

Duration of CTD bond

Monthly Future re-weighting, quarterly

roll of Futures

Please see the applicable prospectus for a description of how the relevant index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the mechanics of futures rolling and other important details and risk factors).

Closing Indicative Value Calculation

Yesterday’s ETN Value ? Published end-of-day to independent market data providers such as Bloomberg

? Each ETN is linked to an underlying futures Index and the daily change in index level is incorporated in the ETN return

1. Index Performance

+

?

2. Index Multiplier ? Fixed change of either +$0.10 (bull) or -$0.101 (bear) of ETN value per Index point

+

? Each ETN accrues interest on a daily basis at the 4-week US T-bill rate

? Each ETN accrues fees on a daily basis at 0.75% p.a. An additional fixed cost

3. Daily Interest

4. Daily Fee

of either $0.005 or $0.01 is charged on each roll day2

? The strike price for any redemption or creation orders for that day

y

Today’s ETN Value

1. The index multiplier is set at a negative value for the bear ETNs to increase in value in response to a decrease in the index level and to decrease in value in response to an increase in the index level.

2. Roll days occur over 3 consecutive index business days in each of the months of February, May, August, and November in any given year. The net effect of the index rolling cost accumulates over time and is subtracted at the rate of $0.06 per year, or 0.12% of the principal amount per year. See the applicable prospectus for more

d t il

details.

Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

Accessing iPath® Fixed Income ETNs

Contacts

iPath Hotlines	877-764-7284 / 212-528-7990

Online Resources

iPath website	www.ipathetn.com
iPath Fixed Income product page	www.ipathetn.com/us/about_ipath_etns/product_suites/fixed_income
Basics of Yield Curve Strategies	www.ipathetn.com/us/downloads/pdf/yieldcurve_strategies.pdf
Targeted Access to the US Treasury Yield Curve	www.ipathetn.com/us/downloads/pdf/accessing-treasury-yield-curve.pdf

Bloomberg Tickers

Intraday Indicative Value	[Ticker] IV Index
Closing Indicative Value	[Ticker] RDNV Index
Futures tracked in Index	**TU**A / **FV**A / **TY**A / **US**A Comdty (2Y / 5Y / 10Y / LongBond front-month contract)
Futures Price Curve / Table	**CCRV** <GO> / **CT** <GO>
Cheapest-to-Deliver	**DLV** <GO>
Futures Effective Duration	FLDS **FUT_EQV_MOD_DUR_BASED_ON_CTD**

Page 22

iPath®

Barclays

Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event

Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Underlying US Treasury Note or Bond Yield or Slope of the US Treasury Yield Curve May Increase, Decrease or Remain Unchanged

Over the Term of Your ETNs: The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying US Treasury yield curve or US Treasury note or bond yield, depending on the ETN. Changes in the underlying US Treasury yield or yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying US Treasury yield or yield curve to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the

Underlying US Treasury Note or Bond Yield or Underlying US Treasury Yield Curve: Reasons why this might occur include: market prices for underlying US Treasury note or bond futures contracts may not capture precisely the underlying changes in the US Treasury yield or yield curve;

the index calculation methodology uses approximation; and the underlying US Treasury bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in

the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index,

invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

iPath®

Barclays

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock or US Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000

(depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or

EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays US Treasury 2Y/10Y Yield Curve IndexTM”, “Barclays 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 5Y US Treasury

Futures Targeted Exposure IndexTM”, “Barclays 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Long Bond US Treasury

Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE